SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 5, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)







   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

CNOOC Limited Reports Healthy Third Quarter Operating Results

(Hong Kong, 2 November 2001) - CNOOC Limited (NYSE "CEO", SEHK "883") (the "Company") today reported that third quarter production increased by 11 percent to 260,189 barrels of oil equivalent (boe) per day compared to 234,972 boe per day the same quarter last year. The increase in the third quarter is largely attributed to a 59% increase in crude oil production in the Bohai Bay. Year to date, the Company has increased production by 7.4% from a daily average of 243,179 boe per day in the first 9 months of 2000 to 261,061 boe per day in the first 9 months of 2001. Natural gas production increased from 190 million cubic feet (mmcf) per day during the first half of the year to 202 mmcf per day for the third quarter.

Oil and gas revenue totaled RMB 4.34 billion for the third quarter of 2001. The average realized oil price was USD $24.59 a barrel for the quarter, compared to USD $29.96 a barrel for the same period of 2000. The decline reflects the global oil price's changes during the same period. For the 9 months ended September 30, 2001, oil and gas revenue was RMB 13.90 billion, compared to RMB 14.12 billion during the same period last year. Adding other revenues including crude marketing revenue, total revenues amounted to RMB
4.55 billion for the current quarter, compared to RMB 5.19 billion for the same period of 2000. The difference is mainly attributable to a more than 50% decline in gross marketing revenue period over period. Net marketing revenue, however, increased to RMB 61 million in the first 9 months this year from RMB
8.6 million for the same period of 2000.

"In light of the lower commodity price environment, we are very pleased with our overall results in the quarter," said Fu Chengyu, President and Chief Operating Officer. He added, "oil fields in all areas met or exceeded production targets, our development projects continue to successfully meet milestones, and we are continuing to successfully execute on our low cost operating strategy."

In the third quarter, the Company drilled four independent wildcat and two independent appraisal wells. The two appraisal wells tested successfully for oil. Two of the wildcat wells tested successfully for oil and gas respectively. The LH 19-3 discovery was made 233 kilometers south of Hong Kong and is the first wildcat well drilled targeting gas reservoirs in the shallow horizons of the area. This success indicates the existence of hydrocarbon sources in the area and brightens the prospects of a number of wells planned for the future. The WC 15-1 discovery is the second significant discovery made in the Pearl River Mouth Basin this year. In addition, the Company's PSC partners drilled nine wells----eight tested successfully for oil.

Development works are progressing on schedule. SZ 36-1 II is close to completion as planned. QHD 32-6 has also commenced initial production.

The Company has made significant progress in pursuing its long term natural gas strategy. During the quarter, the Company's parent signed agreements with government authorities in Fujian, Shandong, and Zhejiang to undertake gas market development and to examine natural gas imports.

"The demand for gas in the coastal areas of China is expected to grow significantly in the next several years," said Wei Liucheng, Chairman and Chief Executive Officer. He added, "and we are keen to capitalize the opportunity through a well-planned and focused low-risk gas strategy."


                           Third Quarter and Year-to-Date Production Summary
                           -------------------------------------------------

                                                    2001                               2000
                                              Q3               YTD               Q3               YTD
   Crude Oil & Liquids (b/d)
           Bohai Bay                       103,942           94,941           65,400           60,138
    Western South China Sea                 41,818           44,506           43,329           49,059
    Eastern South China Sea                 74,806           82,929           88,628           94,194
        East China Sea                       4,922            4,067            3,634            4,505
           Overseas                            968            2,245            2,855            2,598
        Subtotal (b/d)                     226,456          228,689          203,846          210,498

     Natural Gas (mmcf/d)
           Bohai Bay                            48               45               45               46
    Western South China Sea                    144              140              135              142
    Eastern South China Sea                     -                -                -                 -
        East China Sea                          10                9                7                8
           Overseas                             -                -                -                 -
       Subtotal (mmcf/d)                       202              194              187              196

   Total Production (boe/d)                260,189          261,061          234,972          243,179



                                 Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)
                                 ------------------------------------------------------------------

                                                 RMB millions                                  US$ millions(1)
                                         2001                    2000                     2001                   2000
                                   Q3          YTD         Q3          YTD          Q3         YTD         Q3         YTD
       Sales Revenue(2)
     Crude oil and liquids       3,893.2    12,646.9     4,676.2     12,905.1     $470.2     $1,527.4    $564.8    $1,558.6
          Natural gas              448.4     1,256.6       403.5      1,218.2       54.2        151.8      48.7       147.1
            Others                 197.7       499.1       107.6        195.7       23.9         60.3      13          23.6
    Net marketing revenues          11.5        61.0         2.4          8.6        1.4          7.4       0.3         1.0

     Capital Expenditures
          Exploration              295         583         430          518        $35.6        $70.4     $51.9      $62.6
          Development            1,086       3,423       1,263        2,969        131          413.4     152.5      358.6
            Others                  21          23           0           15          2.5          2.8       -          1.8

             Total               1,401       4,029       1,693        3,502       $169.2       $486.6    $204.4     $422.9

            Average
        Realized Prices
        Oil, US$/barrel                                                             24.59        25.43     29.96      28.01
         Gas, UD$/mcf                                                                3.10         3.10      3.13       3.11

   Gross Marketing Revenues        588.7     1,966.2     1,637.4      4,467.0
       Less: Crude purchase        577.2     1,905.2     1,635.0      4,458.0
      Net marketing revenue         11.5        61.0         2.4          8.6


(1) Converted to US dollars at RMB 8.28 = US$1.00
(2) Does not include sales of oil & gas from Pinghu


************

 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                    -----------------------------
                                    Name: Cao Yunshi
                                    Title:  Company Secretary

Dated: November 5, 2001